SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
myadgar@sidley.com (212) 839-7305	FOUNDED 1866

August 12, 2008

Stacie Gorman, Esq. (Mail Stop 4561)
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Aspect Global Diversified Fund LP (the “Fund”) Pre-Effective Amendment No. 4 to Registration Statement on Form S-1 Filed August 7, 2008 - SEC File No.: 333-148049

Dear Ms. Gorman:

In connection with your discussion earlier today with Victor T. Chiu, Esq., of our office, Barry Gainsburg, Esq., General Counsel of Steben & Company, Inc. has confirmed, subject to the revision noted below, that the “Pro Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series A Units” set forth on page 112 of the captioned registration statement filed on EDGAR (the “Registration Statement”) and on page 30 of the marketing materials set forth in Exhibit B of the Registration Statement for the Fund are accurate.

Please find attached a revised page 3 of the marketing materials that reflects the correct pro forma performance information for Series A Units.  Further, please note that during our review, we have noticed an additional scribner’s error on page 112 and have revised the May 2008 number to 4.55% from 4.53%.  We will submit a complete set of corrected marketing material under separate cover via express mail for your files.

*           *           *           *           *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-7305.

Very truly yours,

/s/ Michael S. Yadgar
Enclosure

cc:           Barry Gainsburg, Esq.

Sidley Austin llp is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

DIVERSIFICATION ACROSS GLOBAL MARKETS

Markets Traded in the Aspect Diversified Program As of June 2008

The graph illustrates investment allocations of an investment fund (other than the Fund) managed by the Trading Advisor using the Fund’s underlying Trading Program as of June 30, 2008.  Allocations of such investment fund will change, perhaps materially, over time.  The Trading Advisor makes no representations with respect to these allocations being accurate for such investment fund as of any date other than June 30, 2008.  Moreover, the allocations for the Fund may be materially different from those of the investment fund.

PRO FORMA PERFORMANCE OF THE TRADING PROGRAM AS ADJUSTED TO REFLECT THE FEE STRUCTURE FOR SERIES A UNITS

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
1998												0.35%	0.35%
1999	-6.27%	3.00%	-6.22%	8.26%	-3.45%	-0.93%	-4.21%	-1.23%	-2.54%	-4.46%	8.68%	6.56%	-4.34%
2000	2.03%	-0.77%	-1.12%	-3.66%	4.01%	-4.27%	-2.66%	3.66%	-0.64%	4.41%	11.69%	14.26%	28.28%
2001	0.78%	0.17%	12.28%	-8.60%	-2.92%	0.09%	3.81%	2.86%	12.61%	6.02%	-5.72%	-3.72%	16.49%
2002	-6.53%	-12.00%	5.39%	-3.63%	2.65%	13.14%	9.53%	1.47%	8.30%	-8.14%	-6.16%	16.64%	17.41%
2003	4.18%	9.72%	-7.04%	-2.13%	10.51%	-3.23%	1.81%	-0.81%	1.68%	2.67%	-1.14%	4.45%	21.09%
2004	2.00%	7.84%	-5.31%	-9.38%	-1.99%	-9.87%	-0.63%	0.61%	0.44%	3.62%	5.81%	-3.97%	-11.85%
2005	-9.36%	4.48%	1.30%	-3.94%	5.09%	4.91%	-1.48%	4.64%	0.25%	-2.15%	6.49%	-0.78%	8.54%
2006	2.48%	-2.03%	6.25%	7.15%	-6.45%	0.09%	-5.95%	-1.19%	-0.05%	5.27%	-0.22%	6.37%	11.07%
2007	3.68%	-7.47%	-2.81%	5.08%	7.77%	4.68%	-7.29%	-8.33%	6.03%	8.25%	-5.55%	3.52%	5.42%
2008	6.51%	9.50%*	-3.67%	-6.70%	4.55%	8.45%							18.84%

The performance table above shows the pro forma performance of actual trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. This performance has been adjusted on a pro forma basis (please see the pro forma fee assumptions on page 2) to reflect the Fund’s current Series A Unit fee structure and the increased leverage used by the Fund of 1.2 times the normal leverage of the trading program utilized. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. THE FUND HAS NOT COMMENCED TRADING AND DOES NOT HAVE ANY ACTUAL PERFORMANCE INFORMATION. Pro forma results have certain inherent limitations. For example, performance of individual accounts using the same trading program may vary from the composite of all accounts due to the timing or execution of trades and the size of the accounts. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

*In February 2008, the Trading Advisor made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account.  The Stock Sector Strategy is not currently applied to other accounts trading the Trading Program, including the Fund.  Therefore, the performance figures for February 2008 onwards represent the adjusted performance of the representative account, adjusted to exclude the effect of the Stock Sector Strategy allocation (i.e. the above figures are pro forma performance figures based on the version of the Trading Program that will be traded on behalf of the Fund).  Because the representative account implements the Stock Sector Strategy by utilizing the excess cash from the representative account, the actual allocation of capital to the standard Trading Program within the representative account is the same despite the representative account implementing the Stock Sector Strategy. Therefore, the adjustment is carried out by calculating the estimated gross contribution to the performance of the representative account which is attributable to the Stock Sector Strategy, removing this from the monthly performance of the representative account and adjusting the figure for any performance fee impact as appropriate.  No further adjustments to the returns are necessary since the remainder of the Trading Program operates identically in all other accounts trading the standard Trading Program, including the Fund, save for those accounts which are subject to different leverage, fees and expenses.  PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.